SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1,2

Emerson Radio Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
291087203
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 832-3490
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 This Amendment No. 2 to Schedule 13D is being filed solely to attach the Letter, dated August 6, 2012, by Lloyd I. Miller, III to the Board of Directors of the Company, which was inadvertently not attached to Amendment No. 1 to Schedule 13D filed on August 6, 2012. The information set forth herein is otherwise identical to the information disclosed in Amendment No. 1. Consequently, the information set forth herein does not reflect shares of Common Stock of the Company purchased by the Reporting Person on August 6, 2012.

CUSIP No.	291087203	13D/A2	Page 2 of 7

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,420,196
	8	SHARED VOTING POWER
260,671
	9	SOLE DISPOSITIVE POWER
1,420,196
	10	SHARED DISPOSITIVE POWER
260,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,680,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%
14	TYPE OF REPORTING PERSON*
IN-IA-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A2

This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed May 22, 2012 (the “Statement”), relating to the common stock, $0.01 par value per share, of Emerson Radio Corp. (the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, together with Trust A-3 and Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $498,760.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $658,396.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $217,582.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $13,069.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $740,992.00.

All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was approximately $3,748.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (S8) (“MILGRAT (S8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT (S8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (S8) were contributed to MILGRAT (S8) by its grantor, Catherine C. Miller.

Mr. Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-member and co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as co-member and co-manager of Milfam NG was $431,972.00.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The purchase price for the Shares held by the IRA was approximately $1,029.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

On July 26, 2012, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller resulting from a 1.2% increase in his ownership of Emerson Common Stock.

In addition, on August 6, 2012, Mr. Miller sent a letter to the Board of Directors (the “Board”) of the Company suggesting that the Board consider a merger or sale of the Company to resolve uncertainties over the bankruptcy of The Grande Holdings Limited (Provisional Liquidators Appointed) and control and strategic direction of the Company. Mr. Miller continues to believe that such actions by the Company would enhance shareholder value and that a merger or a sale of the Company would be in the best interests of the Company’s shareholders. A copy of Mr. Miller’s letter to the Company is attached hereto as Exhibit 99.2.

Mr. Miller previously disclosed the following information in the Statement:

As set forth in the Statement originally filed on May 22, 2012, on November 3, 2011, Mr. Miller sent a letter to the Company urging the Company to declare a special cash dividend as an indication that the Board of Directors is considering the interests of public shareholders and suggesting that strategic alternatives be reviewed. Mr. Miller stated that he continued to believe that such actions by the Company would enhance shareholder value, and that he believed that a sale of the company may have been in the best interest of public shareholders. He stated that he shared the concerns regarding the independence of Emerson’s directors expressed by other shareholders in the Schedule 13D filed on January 23, 2012. A copy of Mr. Miller’s November 3, 2011 letter to the Company is attached as Exhibit 99.1 to the Statement.

Except as described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that the Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,680,867 shares of Common Stock, which is equal to approximately 6.2% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-K/A filed on July 30, 2012. As of the date hereof, 309,789 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 382,858 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 135,000 of such beneficially owned shares of Common Stock are owned of record by Trust C, 23,400 of such beneficially owned shares of Common Stock are owned of record by Trust D, 200,534 of such beneficially owned shares of Common Stock are owned of record by MILGRAT (S8), 382,181 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 237,271 of such beneficially owned shares of Common Stock are owned of record by Milfam NG, 1,194 of such beneficially owned shares of Common Stock are owned by the IRA, and 8,640 of such beneficially owned shares of Common Stock are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, Trust C, MILGRAT (S8), the IRA, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Milfam NG and Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
June 7, 2012	5,543	$1.9484
June 7, 2012	9,975	$1.90
June 8, 2012	2,215	$1.95
June 12, 2012	100	$1.95
June 14, 2012	604	$1.95
June 15, 2012	5,975	$1.95
June 18, 2012	2,288	$1.95
June 19, 2012	21,399	$1.948

June 20, 2012	5,681	$1.95
July 2, 2012	9,544	$1.95
July 6, 2012	3,844	$2.00
July 9, 2012	4,600	$2.00
July 10, 2012	6,023	$2.0578
July 12, 2012	8,400	$2.0743
July 13, 2012	2,000	$2.04
July 16, 2012	133,650	$2.0138
July 24, 2012	16,466	$2.00
July 25, 2012	4,000	$2.00
July 26, 2012	29,601	$2.00
July 27, 2012	27,843	$2.00
July 30, 2012	1,000	$2.00
July 31, 2012	2,412	$2.00
August 1, 2012	10,467	$2.00
August 2, 2012	2,310	$2.00
August 3, 2012	225	$2.00

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Letter, dated November 3, 2011, by Lloyd I. Miller, III to the Board of Directors of the Company (incorporated by reference from the Statement)

Exhibit 99.2	Letter, dated August 6, 2012, by Lloyd I. Miller, III to the Board of Directors of the Company

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2012

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III